Exhibit 99.11

Hastings Direct Standardizes CX Operations on CXone and Boosts Agent
Productivity and Engagement

Hastings Direct removes siloed, disparate systems and unifies CX operations on CXone to create data and process convergence

Hoboken, N.J., October 24, 2023 – NICE (Nasdaq: NICE) today announced that Hastings Direct has found great success migrating to the cloud by implementing NICE CXone to streamline and converge operations. Previously operating eight separate on-premise platforms across three countries, Hastings Direct wanted to gain greater insights into the data of its contact centers to improve efficiency and maximize productivity. Working with BSL Group, Hastings Direct deployed NICE CXone to modernize workstreams and unlock new business opportunities for customer communications.

After a speedy three-month implementation, Hastings Direct found business value almost immediately. The tight integration with Hastings Direct’s policy system and back-office data platforms provides superior, timely insights and increased visibility into operations. The improved transparency enables business leaders to make data-driven decisions quickly and efficiently.

With CXone, one common platform for voice, live chat, and email interactions between agents and customers, Hastings Direct was also able to boost productivity by 26 percent by gaining better transparency and visibility into the contact center for scheduling. To improve agent experience, a single sign-on (SSO) process was adopted. Agents can easily and frictionlessly access support resources and shift between calls and chats. Hastings Direct also undertook agent skill auditing and realignment, which resulted in a three percent reduction in contact transfers system-wide within three months.

Lisa Irons, Head of Operational Transformation, Hastings Direct, said, “Amid an enterprise-wide investment in cloud capabilities, we knew it was time to bring our contact center into the digital future and we wanted to do it fast. NICE’s scalable CXone cloud platform allowed us to transition to the cloud rapidly and seamlessly. This is only the beginning, and we look forward to further investing in NICE’s offerings to grow our business even more.”

“Hastings Direct’s move to the cloud empowers the company to quickly scale operations as the market evolves and prepare for future business needs,” said Darren Rushworth, President, NICE International. “Just like Hastings Direct, companies of all sizes are realizing the power of cloud and AI technologies to transform contact centers and bring their business into the digital future. NICE remains committed to helping companies like Hastings Direct accommodate rapid growth while delivering truly exceptional customer experiences.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.